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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2003__ AND ENDING __DECEMBER 31, 2003__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONINGTON CORPORATION

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

300 PARK AVENUE   SUITE 1700
                                  (No. and Street)

NEW YORK   NEW YORK   10022

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__WILLIAM D. FORSTER__   __212-551-3550__
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP

                                   (Name – if individual, state last, first, middle name)

655 THIRD AVENUE   NEW YORK   NEW YORK   10017

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

      ☒ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 0 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __WILLIAM D. FORSTER_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STONINGTON CORPORATION_____ , as of __DECEMBER   31_____ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

PAUL T. SHERMAN
Notary Public, State of New York
No. 01SH3637735
Qualified in Nassau County
Commission Expires Sept. 30, 19 2005

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STONINGTON CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2003

STONINGTON CORPORATION

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Stonington Corporation

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 20, 2004

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STONINGTON CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 40,213	
Securities owned, at fair value	129,698	
Prepaid expense	2,000	
TOTAL ASSETS		$ 171,911

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Income taxes payable	$ 2,100	
Deferred tax liability	11,301	
TOTAL LIABILITIES		$ 13,401
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding	20	
Additional paid-in capital	69,257	
Retained earnings	89,233	
TOTAL STOCKHOLDER'S EQUITY		158,510
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 171,911

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2003

REVENUES

Private placement fees	$ 780,000	
Advisory and consulting fees	151,365	
Appreciation in fair value of securities	128,333	
Interest and dividends	56	
TOTAL REVENUES		$ 1,059,754

EXPENSES

Consulting fees and services - related party	492,000	
Consulting fees - other	392,500	
Professional fees	8,060	
Regulatory fees	4,812	
Miscellaneous	1,153	
TOTAL EXPENSES		898,525
INCOME BEFORE INCOME TAXES		161,229
INCOME TAXES		13,401
NET INCOME		$ 147,828

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
BALANCE - January 1, 2003	$ 20	$ 67,957	$ (58,595)	$ 9,382
Capital contribution	--	1,300	--	1,300
Net income	--	--	147,828	147,828
BALANCE - December 31, 2003	$ 20	$ 69,257	$ 89,233	$ 158,510

The accompanying notes are an integral part of these financial statements.

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STONINGTON CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 147,828
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	$ 11,301	
Appreciation in fair value of securities	(128,333)	
Changes in operating assets and liabilities:		
Prepaid expense	(2,000)	
Accrued expenses	(2,800)	
TOTAL ADJUSTMENTS		(121,832)
NET CASH PROVIDED BY OPERATING ACTIVITIES		25,996
CASH PROVIDED BY FINANCING ACTIVITIES		
Capital contribution		1,300
NET INCREASE IN CASH		27,296
CASH - Beginning		12,917
CASH - Ending		$ 40,213

The accompanying notes are an integral part of these financial statements.

NOTE 1 - <u>Summary of Significant Accounting Policies</u>

<u>Nature of Business</u>
Stonington Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") and is incorporated in the State of New York. The Company primarily acts as an advisor in private placements.

<u>Securities Transactions</u>
Securities not readily marketable are valued at fair value as determined by management.

<u>Revenue Recognition</u>
Advisory and consulting fees are on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the contract period. Private placement fees are on a contractual basis with the fee stipulated in the contract. Revenue is recognized when the proceeds are received by the client.

<u>Income Taxes</u>
The stockholder of the Company elected that the Company to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is subject to New York City corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

NOTE 2 - <u>Securities Owned, At Fair Value</u>

<u>NASD Warrants</u>
In June 2000, the Company purchased 300 warrants for shares of common stock of NASD at $11 per warrant. Each warrant entitles the Company to purchase 4 shares of common stock. The warrants were originally exercisable in four annual tranches beginning in June 2002 at exercise prices per share of $13, $14, $15, and $16, respectively. If an annual tranche of warrants is not exercised during the period, it is forfeited.

NOTE 2 - <u>Securities Owned, At Fair Value</u>, continued

During 2003, 75 warrants that were exercisable through June 2003 were forfeited. The warrants have not been registered under the Securities Act of 1933, or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the securities act and applicable state securities laws.

The Company has warrants obtained from a client during 2002 (See Note 3). Management of the Company has determined the fair value of these warrants to be $128,333 at December 31, 2003. The Company recorded the appreciation in the fair value of these warrants of $128,333 during the year ended December 31, 2003.

NOTE 3 - <u>Client Agreements</u>

During June 2001, the Company entered into an agreement with a client to provide general corporate financial advisory services and act as the exclusive agent in connection with raising convertible debt or equity financing ("financing transaction") for the client. In connection with these services, the Company obtained warrants to purchase 275,000 shares of the client's common stock. The exercise price of the warrants to purchase 275,000 of the client's common stock was $2.95 on the effective date of the issuance of the warrants, which was on November 20, 2001. The warrants have a five-year exercise period from the date of issuance. On January 2, 2003, the Company assigned 183,333 of the warrants to a third party in connection with their introduction of the client to the Company. The Company did not assign a value to the warrants due to lack of ability to exercise and marketability discount factors at the date of assignment.

During January 2003, the Company renewed its' agreement with the same client to provide the same services as described above. In connection with these services, the Company was paid a quarterly fee of $25,000, payable in advance, for a period of two years beginning January 1, 2003 and upon a closing of a financing transaction, warrants to purchase 100,000 shares of the client's common stock. Upon the closing of any financing transaction, the Company would earn a fee equal to 6% of the first $20 million of gross proceeds raised and 3% of the excess above $20 million.

During December 2003, the Company assisted in the private placement of the client's common stock and received a private placement fee of $780,000 during the year ended December 31, 2003 and was granted 100,000 warrants. The exercise price of the warrants to purchase 100,000 shares of the client's common stock was equal to the market price of client's common stock on the date of closing of $3.98 per share. The warrants have a five-year exercise period from the date of issuance. The Company has a one year waiting period to exercise the warrants from the date of closing. In addition, the Company has agreed to assign 50,000 of those warrants to a third party at the end of the one year waiting period. The Company has assigned a value to these warrants as of December 31, 2003.

Advisory and consulting fees earned under this agreement by the Company for the year ended December 31, 2003 amount to $111,365.

STONINGTON CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - <u>Client Agreements</u>, continued

During May 2002, the Company entered into an agreement with a client to provide general corporate financial advisory services and act as the exclusive agent in connection with raising project financing for the exploration and development of the client's exploration properties, as defined therein. In connection with these services during 2002, the Company obtained warrants to purchase 200,000 shares of the client's common stock. Upon the closing of a project financing transaction, the Company would earn a fee equal to 5% of the gross proceeds received in that closing along with additional warrants in an amount which allows the Company to purchase the client's stock in an amount equal to 2.5% of the gross proceeds received. A closing of a financing transaction has not yet taken place. Advisory fees earned under this agreement by the Company for the year ended December 31, 2003 amounted to $40,000.

The exercise price of the warrants to purchase 200,000 of the client's common stock was $1.50 (or 110% of the customer's publicly traded stock price) on the effective date of the issuance of the warrants, which was on May 9, 2001. The warrants have a term of 5 years from the date of issuance. The Company has not exercised nor assigned a value to the warrants as of December 31, 2003.

NOTE 4 - <u>Related Party Transactions</u>

An affiliated entity of the stockholder of the Company provides office space, consulting, personnel and other services for the day-to-day operations of the Company under a master services agreement. The Company incurred $492,000 of fees during the year ended December 31, 2003 related to this agreement.

NOTE 5 - <u>Income Taxes</u>

The provision for income taxes relates exclusively to New York City corporate income taxes and consists of the following:

Current	$ 2,100
Deferred	11,301
	$13,401

The deferred tax liability at December 31, 2003 relates primarily to the different book and tax bases of the fair value of warrants (See Note 3).

NOTE 6 - <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital amounted to $26,812, which was $21,812 in excess of its required net capital of $5,000. The Company's net capital ratio was .07 to 1.

SCHEDULE I

STONINGTON CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

NET CAPITAL
Total stockholder's equity $ 158,510

DEDUCTIONS AND CHARGES
Prepaid expense   2,000

    NET CAPITAL BEFORE HAIRCUTS ON
      SECURITIES POSITIONS $ 156,510

HAIRCUTS ON SECURITIES   129,698

    NET CAPITAL $ 26,812

AGGREGATE INDEBTEDNESS (A.I.)
Income tax payable $ 2,100
Deferred tax liability   11,301
                                                        $ 13,401

COMPUTATION OF BASIC NET CAPITAL
REQUIREMENT

  (a) Minimum net capital required (6 2/3 % of total A.I.) $ 893

  (b) Minimum net capital required of broker dealer $ 5,000

    NET CAPITAL REQUIREMENT
    (Greater of (a) or (b)) $ 5,000

    EXCESS NET CAPITAL $ 21,812

    EXCESS NET CAPITAL AT 1,000%
    (Net capital - 10% of A.I.) $ 25,472

    RATIO OF A. I. TO NET CAPITAL   .07 to 1

*See independent auditors' report.*

STONINGTON CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2003

RECONCILIATION WITH COMPANY'S
COMPUTATION
(Included in Part II of Form X-17A-5 as of
December 31, 2003)

NET CAPITAL - As reported in the
Company's Part II of the FOCUS report (unaudited) $ 40,213

AUDIT ADJUSTMENTS RELATING TO:
Income taxes payable $ 2,100
Deferred tax liability   11,301

     TOTAL ADJUSTMENTS   13,401

NET CAPITAL - Per this report $ 26,812

See independent auditors' report.

SCHEDULE II

STONINGTON CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

SCHEDULE III

STONINGTON CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

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Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Stonington Corporation

In planning and performing our audit of the financial statements and supplementary information of Stonington Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

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655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001

Woodbury   New York   Greenwich   Grand Cayman   Riverhead

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Stonington Corporation to achieve all of the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, NY
February 20, 2004

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